

September 20, 2021

Meg Broderick
General Counsel
Desktop Metal, Inc.
63 3rd Avenue
Burlington, Massachusetts 01803

> **Re: Desktop Metal, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 15, 2021**
> **File No. 333-259564**

Dear Ms. Broderick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Emily E. Taylor